Exhibit 3.36

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS

FILED 09:00 AM 05/07/2002

020292236 - 3522808

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is LYON WATERFRONT LLC.

Second: The address of its registered office in the State of Delaware is

2711 Centerville Road

Suite 400 in the City of Wilmington, DE 19808

The name of its Registered agent at such address is Corporation Service Company.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Lyon Waterfront LLC this 7 day of May, 2002.

BY: Cheryl H. Yoon

Authorized Person(s)

NAME: Cheryl H. Yoon

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